DUANE STREET CORP.

616 Corporate Way, Suite 2-4059

Valley Cottage, NY 10989

Tel: (855) 360-3330

Fax:

November 23, 2012

Via Edgar

Susan Block

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Duane Street Corp.

Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-183760

Dear Ms. Block,

Duane Street Corp., acknowledges receipt of the letter dated November 10, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page

1. We note your response to our prior comment 10 and reissue in part. Please state clearly, that there are no minimum purchase requirements. As such, please refer to the second sentence in the second paragraph, where there appears to have been a typographical error in the wording of the sentence.

Response: Revised. Please See Second Amended Draft.

2. We note your response and revision in response to our prior comment 11. Please also revise the cover page to indicate that you intend to have your common stock listed on the OTC Bulletin Board, which will require a marker maker found.

Response: Revised. Please See Second Amended Draft.

Business Summary, page 4

3. You indicate here and elsewhere in the filing the need to secure financing. Please clarify throughout if you anticipate needing to secure financing beyond the $180,000 that you are attempting to raise through this offering or if the need to secure financing will arise if you do not raise $180,000 through this offering. Quantify the amount you anticipate needing over $180,000, if that is the case, and clarify how those funds figure into your business development and timeline.

Response: Revised. Please See Second Amended Draft.

Risk Factors, page 5

4. Please include risk factor disclosure that if the company sells less than 30% of the offering, and is unable to obtain other financing, the company will not have enough to effectively move the company forward, as indicated on the page 4, under “Business.”

Response: Revised. Please See Second Amended Draft.

Adverse Developments in the Global Economy, page 8

5. We note your response to our prior comment 16 and reissue in part. Please provide an estimate of any debt financing you may require.

Response: Revised. Please See Second Amended Draft.

Use of Proceeds, page 20

6. We note your response to our prior comment 19 and reissue because you did not revise your disclosure in response to this comment. Please provide more detail as to what is entailed under the categories of “Marketing and Brand Activity” and “Manufacturing.” Text accompanying the table may aid in providing a breakdown.

Response: Revised. Please See Second Amended Draft.

Business Plan Implementation Schedule, page 25

7. We note your response to our prior comment 20 and reissue in part. Please revise this section to disclose how much money will be required to implement each material step outlined in this section. Any obstacles involved before you can commence operations should also be discussed. This includes any possible need of additional financing. If additional financing may not be available, make that clear. Similarly revise under “Plan of Operations,” on page 30. This disclosure should also clearly tie in with your “Use of Proceeds” disclosure on page 20. Please also update your risk factor under “We Are Unable to Provide a Time Table,” on page 11.

8. Please add the step of web site design to your timeframes discussion, as this is mentioned as a cost related to the $180,000 that you will need on page 31.

Response: Revised. Please See Second Amended Draft.

9. We note your response to our prior comment 21 and reissue. Please also provide the timeframes for what you have accomplished to date, as this will assist investors in assessing your anticipated timeframes for further establishing your operations.

Response: Revised. Please See Second Amended Draft.

10. We note your response to our prior comment 22 and reissue in part. Please revise to describe the “Babyrocker” in detail, including a brief description of what the Babyrocker is.

Response: Revised. Please See Second Amended Draft.

11. Please explain in more detail what you mean by “[l]ocate manufacturer . . . for costing product,” “make molds for small run of products,” and “[m]anufacture additional product in first run” on page 26.

Response: Revised. Please See Second Amended Draft.

Strategy and Product, page 27

12. We note your response to our prior comment 24 and reissue in part. Please explain here what the Babyrocker is and how it differs from the example comparison to an exercise ball. Please make clear where you are in the process of developing or manufacturing your product.

Response: Revised. Please See Second Amended Draft.

13. Please address whether or not the prototype has been tested for safe use with a baby. Add risk factor disclosure, as appropriate, regarding safety concerns when producing a baby product.

Response: Revised. Please See Second Amended Draft.

14. Please remove the reference to the name brand of the exercise ball that is mentioned on page 27.

Response: Revised. Please See Second Amended Draft.

Employees and Employment Agreements, page 28

15. We note your response to our prior comment 28 and your disclosure that Mr. Aisenstark and Mr. Shofel “will devote more time to the company” once you raise at least 50% of the offering and that there is “no guarantee that they will devote more time to the company” in this section. Please revise these statements for consistency or advise.

Response: Revised. Please See Second Amended Draft.

Government Regulations, page 28

16. We note your response to our prior comment 29 and reissue in part. Please revise to describe government regulations that will apply to you. Please also include disclosure regarding the potential costs of complying with government regulations in the caregiver market.

Response: Revised. Please See Second Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Plan of Operations, page 30

17. We note your disclosure that you currently do not have patent protection or a fully developed product. Please expand upon where you are in terms of what material steps you need to take to fully develop your product and to receive patent protection.

Response: Revised. Please See Second Amended Draft.

18. We note your response to our prior comment 32 and reissue in part. Please clarify the statement that you anticipate “utilizing consultants to create [your] product” because it appears that a prototype of the product has already been created. Clarify the extent to which you anticipate you may use consultants on a going forward basis to further develop your product and include it under the timeframes disclosure found on page 25.

Response: Revised. Please See Second Amended Draft.

19. We note your response to our prior comment 34 and reissue in part. To the extent you discuss future business plans here, or elsewhere, your disclosure should be accompanied by the material steps, timeframes and financing needs to implement your goals. Examples here include your disclosure regarding anticipated revenue sources, such as sales of add-ons, licensing and strategic partnerships. How will you develop these business plans?

Response: Revised. Please See Second Amended Draft.

Liquidity and Capital Resources, page 32

20. We note you response to our prior comment 36 and reissue. You continue to state on page 32 that “the sale of 100% of the securities in this offering will not provide sufficient capital to fully implement the business plan.” On page 12, however, you state that you “anticipate that [you] will require a total of $180,000 in order to implement [your] business plan.” In addition, on page 32 you state that you “anticipate needing $180,000 in order to effectively execute [your] business plan over the next twenty four months.” Please revise for consistency or advise.

Response: Revised. Please See Second Amended Draft.

Election under JOBS Act of 2012, page 34

21. Please delete the statement that the opt-in is irrevocable. Refer to Section 107(b) under the JOBS Act.

Response: Revised. Please See Second Amended Draft.

Conflicts of Interest, page 38

22. We note your response to our prior comment 39 and reissue in part. Please revise this section to clarify how much time it is anticipated that your executive officers will devote to the business if you have raised more than 50% of the offering.

Response: Revised. Please See Second Amended Draft.

Recent Sales of Unregistered Securities, page 45

23. We note your response to our prior comment 42 and reissue in part. Please revise your disclosure to be consistent with your response to this comment.

Response: Revised. Please See Second Amended Draft.

Exhibits, page 47

24. We note your response to our prior comment 43 and reissue because there are no changes in the exhibit index in response to this comment. It appears that counsel’s consent is included in Exhibit 5.1. Please revise the exhibit index to indicate counsel’s consent is included in Exhibit 5.1or advise. Refer to Item 601(b)(23) of Regulation S-K.

Response: Revised. Please See Second Amended Draft.

Exhibit 5.1

25. We note your response to our prior comment 44 and the revision to your legal opinion in response to the comment. As such

Response: Revised. Please See Second Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Peretz Aisenstark
President

VIA EDGAR

cc:	Tonya K. Aldave, Esq. Staff Attorney, SEC